United States securities and exchange commission logo





                               June 3, 2021

       Jun Wang
       Chief Executive Officer
       Yubo International Biotech Limited
       Room 105, Building 5, 31 Xishiku Avenue
       Xicheng District, Beijing, China

                                                        Re: Yubo International
Biotech Limited
                                                            Registration
Statement on Form S-1
                                                            Filed May 6, 2021
                                                            File No. 333-255805

       Dear Mr. Wang:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. Please revise the outside front cover page of your preliminary prospectus to separately state the title and
amount of securities offered by you directly and the title and amount of securities offered by
the selling security holders.
   2. Please expand your tabular disclosure to show the gross and net amount of offering proceeds to you under
scenarios assuming you sell less than one hundred percent of the offering (e.g.,
assuming you sell 25%, 50%, 75% and 100% of the offering). Please make corresponding tabular
disclosure in the Use of Proceeds section on page 23.
   3. We note your disclosure on page 27 indicating that selling shareholders may sell shares at prevailing market
prices and/or in privately negotiated transactions. It appears that your
 Jun Wang
FirstName  LastNameJun   Wang
Yubo International Biotech Limited
Comapany
June 3, 2021NameYubo International Biotech Limited
June 3,
Page 2 2021 Page 2
FirstName LastName
         common stock is quoted on the OTC Pink tier of the OTC Markets. Please note that the
         OTC Pink marketplace is not an established public trading market into which selling stockholders may offer and sell their shares of common stock at other than a fixed price.
         Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which shares of your common stock will be sold until your shares are quoted on the OTC Bulletin Board, OTCQX or
         OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K. Prospectus Summary
Corporate Overview, page 1

4. We note your statement here and on pages 18, 64 and 76 that you are a "leading supplier of innovative products that process, store and administer therapeutic doses of endometrial stem cells for treatment of disease and injuries in the PRC." We further note that you had
         $1.4 million in gross revenues in fiscal year 2020 and no revenues in fiscal year 2019 and that you disclose in a risk factor on the top of page 9 that you do not currently have any approved or commercialized products. Please expand to provide the basis for your statement or revise.
5. Please expand your disclosure to clearly identify your current products offered and your products under development. Additionally, identify the diseases and/or injuries that are targeted by each product. Further, identify the geographic markets you target.
6. Please expand your disclosure to describe the reverse merger by which you were acquired by Platinum International Biotech Co. Ltd. on January 14, 2021 and summarize the recent organizational development of both Yubo (formerly Magna-Lab, Inc.) and Platinum
         International Biotech Co. Ltd.
Risk Factors, page 3

7. Revise and organize the risk factors section to disclose the material risks related to your current status and planned operations with the most significant risks clearly identified.
         Please also relocate risks that could generically apply to any registrant or offering to the end of the section under the caption "General Risk Factors." Additionally, please revise to include in the Summary a series of concise, bulleted or numbered statements summarizing the principal factors that make an investment in your company or this offering speculative or risky. Refer to Item 105 of Regulation S-K for guidance.
8. Please add a risk factor highlighting the risk that you do not have a separate audit committee comprised of independent directors, as referenced on page
54.
9. Please add a risk factor that addresses limitations on the ability of U.S. regulators, such as the Department of Justice, the SEC, and other authorities, to conduct investigations and inspections within China. Please ensure you acknowledge Article 177 of PRC Securities
         Law effective March 2020, possibly further limiting an overseas regulator from
 Jun Wang
Yubo International Biotech Limited
June 3, 2021
Page 3
         conducting investigations or from collecting evidence within China. For guidance, refer to CF Disclosure Guidance Topic No. 10, "Disclosure Considerations for China-Based
         Issuers." Additionally, please discuss under an appropriate heading in the Risk Factors section the impact the Holding Foreign Companies Accountable Act may have on your business.
10. We note your disclosure on page 32 that you own two invention patents in the PRC.
         Please add a risk factor highlighting the risk that intellectual property rights and protections in the PRC may be insufficient to protect your intellectual property in China.
11. We note your disclosure on page 59 that persons serving as your officers and directors have existing responsibilities and may in the future provide management and services to other entities. Please add a risk factor highlighting the risk of conflicts of interest that may arise as a result of other business interests and that your officers are not engaged full time to your business.
Risks Related to this Offering
Shares of our common stock that have not been registered under the Securities Act of 1933, as amended, regardless of whether such shares are, page 3

12.      Please expand your disclosure to disclose the date of the filing of
the Company   s Current
         Report on Form 8-K in which you reported that you ceased to be a shell company.
We may need additional capital, and the sale of additional shares or other equity securities could result in additional dilution to our stoc, page 6

13. We note that holders of your Class B common stock are entitled to five votes for each share on all matters submitted to a shareholder vote. Please expand your disclosure to discuss the risks to holders of your Class A common stock associated with your dual-class capital structure, including that future issuances of Class B shares may be dilutive to holders of Class A shares. Please also disclose the relative voting rights of Class A and
         Class B shares in the Summary.
"If we are unable to implement and maintain effective internal control over financial reporting...", page 7

14. As you have noted in Item 9A. Controls and Procedures on page 45 of your Form 10-KT for the fiscal year ended December 31, 2020 and in Item 4. Controls and Procedures on
       page 9 of your Form 10-Q for the quarterly period ended March 31, 2021 that
       your internal control over financial reporting was not effective as of December 31, 2020
FirstName LastNameJun Wang
       and that you identified material weaknesses in your disclosure controls and procedures
Comapany    NameYubo
       during  the periodInternational
                          ended MarchBiotech   Limited
                                       31, 2021,  respectively, please revise
this risk factor
June 3,accordingly.
        2021 Page 3
FirstName LastName
 Jun Wang
FirstName  LastNameJun   Wang
Yubo International Biotech Limited
Comapany
June 3, 2021NameYubo International Biotech Limited
June 3,
Page 4 2021 Page 4
FirstName LastName
Our certificates, permits and licenses related to our business are subject to governmental control, page 11

15. Please revise to disclose the extent to which you have obtained permits and licenses to conduct your current and planned operations.

Risks Related to our Business and Industry
We rely on third-party manufacturers to supply our products, page 11

16. Please expand your disclosure to identify which of your products is manufactured by third-parties. In this regard, we note your disclosure on page 9 that you do not currently have any approved or commercialized products.
If the PRC government finds that the contractual arrangements that establish the structure for operating our business in China do not comply, page 14

17. We note your disclosure that under PRC regulation that came into force on July 23, 2020, foreign investments are allowed in PRC medical institutions only through joint venture entities and the foreign shareholding in these entities is limited to 70%. You also disclose that certain industries are specifically prohibited for foreign investment, including the development and application of technologies for diagnosis and treatment of human stem cells and genes. Please expand your disclosure to explain how you comply with these requirements and the basis to support your determination that the prohibition under the
         Negative List does not apply to your planned operations. Please also explain your
         reference to    TMT industry.
Use of Proceeds, page 23

18.      Please revise to address the following:
             We note your disclosure in the second risk factor on page 3 that you intend to use the proceeds from this offering for general corporate purposes, including working capital. Please expand your Use of Proceeds disclosure to discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K for guidance.
             We note your disclosure in the second risk factor on page 6 that you may need additional capital to finance your operations and that you "expect [your] existing cash will not be sufficient to fund our capital requirements for at least the next two months." Please state your opinion as to the period of time that the proceeds from the offering will satisfy your cash requirements and whether during the remainder of the fiscal year it will be necessary to raise additional funds to meet the expenditures required for operating your business.
Dilution, page 24

19. If materially different, please provide a table comparing the total number of shares purchased, total consideration paid and price paid per share by participants in this offering
 Jun Wang
Yubo International Biotech Limited
June 3, 2021
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         and the effective cash cost to officers, directors, promoters and affiliated persons for shares acquired by them.
Description of Securities
Common Stock, page 28

20. Please expand to describe any provisions in your governing documents related to the automatic conversion of shares of your Class B common stock into shares of your Class A common stock.
Business Overview, page 30

21. We note your disclosure indicating that your future products will harvest stem cells, wound healing proteins or growth factors from the blood, or tissue, of a single donor.
         Please expand your disclosure to discuss your plans to target donors and procure stem cells.
Business
Corporate Structure, page 30

22. Please revise the diagram of your organizational structure to include Yubo International
         Biotech Limited, the parent entity, and ownership percentages of each entity immediately preceding and immediately following the offering. Please also identify any wholly foreign owned enterprises (WFOEs) under PRC regulation.
Our Strategy, page 30

23. Please describe the material terms of your letter of intent with Chengdu Medical City and file such letter of intent as an exhibit to your registration statement or tell us why you believe such filing is not required. Refer to Item 601 of Regulation
S-K.
Light Application Products, page 31

24. Please expand your disclosure to discuss your sales performance and customer base with respect to your light application product categories, or advise. Our Business Model, page 31

25.    Please revise to address the following:
           Clarify what you mean by a "biological experience center store"; FirstName
           LastNameJun       Wang
           Explain what VIVCELL        is; and
Comapany   NameYubo
           Provide         International
                     narrative          Biotech
                               disclosure       Limited
                                           describing your capabilities and
products corresponding
           toPage
June 3, 2021  each 5box on your business model diagram.
FirstName LastName
 Jun Wang
FirstName  LastNameJun   Wang
Yubo International Biotech Limited
Comapany
June 3, 2021NameYubo International Biotech Limited
June 3,
Page 6 2021 Page 6
FirstName LastName
Our Service and Products
Endometrial Stem Cell Bank, page 31

26. Please expand to discuss the current stage of development of the stem cell bank you are building and describe the material steps remaining to be performed to complete its development, including any regulatory approvals.
Intellectual Property, page 32

27. For the patents you own, please disclose the specific product(s) to which the patents relate, the scope of patent protection (e.g., composition of matter, use, or process) and duration of the patents. Refer to Item 101(c)(1)(iii)(B) of Regulation S-K.
Research and Development, page 32

28. Please expand your disclosure to describe the material terms of your Joint Research and
         Development Agreement with Beijing Zhenxigu Medical Research Center (L.P.), including the parties' respective rights and obligations, term and termination provisions.
Employees, page 45

29. Please expand your disclosure to include a description of your human capital resources, including any human capital measures or objectives that you focus on in managing your business. Refer to Item 101(c)(2)(ii) of Regulation S-K for guidance. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policy and Estimates
Revenue Recognition, page 48

30.      Please provide the following in revised disclosure:
             Clarify if the nebulizers and related components (i.e. tubes and medical fluid) are all sold together as a unit for one time use or if each component can be purchased individually. If the components can be sold individually, provide your accounting for each component addressing ASC 606 as applicable.
             The shelf life of the nebulizers and each of its related components as well as your oral liquid products.
             Describe the types of expenses that are included in your cost of goods sold.
             Clarify if the oral liquid products you began selling in the period ended March 31,
             2021 are the Life Shinkansen Liquid Dressing and/or Life Shinkansen Spray
             Dressing.
 Jun Wang
FirstName  LastNameJun   Wang
Yubo International Biotech Limited
Comapany
June 3, 2021NameYubo International Biotech Limited
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FirstName LastName

Results of Operations
For Years ended December 31, 2020 and 2019, page 48

31.      Please revise to explain the following:
             Separately quantify each of the items identified that explains the change in your operating expenses for the periods presented.
             Reconcile the difference between your gross profit as a percentage of sales for the year ended December 31, 2020 to the quarterly period ended March 31, 2021.
             In your Form 10-Q for the quarterly period ended March 31, 2021, you noted that the increase in revenues was due to the increase in your sales of nebulizers. However, on page F-5 of the 10-Q, it appears that your sales from liquid products represented approximately 75% of your total sales.
Liquidity and Capital Resources, page 50

32. As you have noted that you expect to incur significant research and development expenses related to your products during the next 12 months, please provide your accounting policy for research and development expenses. Also, quantify the amount of research and development expense recorded for each period presented and which line item in your
         financial statements you have recorded these expenses.
Executive Compensation, page 55

33.      Please revise to disclose your executives' compensation in U.S.
dollars.
Certain Relationships and Related Transactions and Director Independence Related Party Transactions, page 58

34. Please disclose the aggregate amount of service fees you have paid, or that are due, under your Entrustment Technical Service Agreement with Beijing Zhenhuikang Biotechnology
         Co., Ltd. Please also provide disclosure of the material terms of this agreement in the
         Business section.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Jun Wang
Yubo International Biotech Limited
June 3, 2021
Page 8

       You may contact Sasha Parikh at 202-551-3627 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Christine Westbrook at 202-551-5019 with any other questions.



                                                         Sincerely,
FirstName LastNameJun Wang
                                                         Division of
Corporation Finance
Comapany NameYubo International Biotech Limited
                                                         Office of Life
Sciences
June 3, 2021 Page 8
cc:       Mark C. Lee, Esq.
FirstName LastName